                     IMMEDIATE REPORT IN CONNECTION WITH CHANGES IN THE SHARE HOLDINGS OF AN INTERESTED PARTY
                                           IN TERMS OF THE REGULATIONS UNDER THE SECURITIES LAW
                                                [IMMEDIATE AND PERIODICAL REPORTS], 1970
                                                                                                                   April 3, 2000

The Securities Authority      The Tel Aviv Stock Exchange      The Registrar of Companies
22 Kanfei Nesharim St.        54 Ahad Ha'am St.                97 Yafo St.
Jerusalem 95464               Tel Aviv 65202                   Jerusalem 91007
Fax: 02-6513940               Fax: 03-5105379


RE:  IMMEDIATE REPORT - KOOR INDUSTRIES LTD. (NO. 14/2000)
               COMPANY NO.  52-001414-3

==================================================================================================================================
    INTERESTED PARTY              SECURITY                                         DETAILS OF CHANGES IN HOLDING OF SECURITY
===================================================================================================================================
  NAME OF     IDENTITY    SECURITIES     NAME AND   REASON   DATE OF CHANGE     TRANS-  PREVIOUS  INCREASE    NEW     PERCENTAGE
INTERESTED     NUMBER        NO.        TYPE OF      FOR                        ACTION   NUMBER    (+) OR    NUMBER     AFTER
  PARTY                   REGISTERED     SECURITY   CHANGE                      VALUE       OF     DECREASE    OF       TRANS-
                          ON THE TEL    REGISTERED                                       HOLDINGS    (-)      HOLD-     ACTION
                          AVIV STOCK                                                                           INGS
                           EXCHANGE
===================================================================================================================================
                                                             DAY  MONTH  YEAR                                       CAPITAL  VOTING
===================================================================================================================================
Koor-Tadiran  51-245975-1              Ordinary       11*     04    04   2000    36,020   10,000  (+)850
Providence                              shares
Fund Ltd.                              NIS 0.001
                                        each
==================================================================================================================================
                                                      11*     04    04   2000    36,060           (+)425
==================================================================================================================================
                                                      11*     05    04   2000    36,370           (+)725
==================================================================================================================================
                                                                                          10,000  (+)2,000  12,000   0.07   0.08
==================================================================================================================================

*Acquisition during regular trading
                                                                                                       Shlomo Heller, Adv.
                                                                                                        Legal Counsel

EXHIBIT         DESCRIPTION

   A            A.   Translation from Hebrew to English of an Immediate
                Report (the "Report"), which was served on the Israeli Securities Authority, The Tel-Aviv Stock Exchange Ltd. and the Registrar of Companies, on April 6, 2000, regarding the changes in the share holdings of an interested party.